UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FTD Companies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30281V108

(CUSIP Number)

Richard N. Baer, Esq.

Chief Legal Officer

c/o Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30281V108

1.	Names of Reporting Persons Liberty Interactive Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,203,010 shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,203,010 shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,203,010 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes any shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 37.0% (1)

14.	Type of Reporting Person (See Instructions) CO

(1) Based on 27,546,854 shares of common stock, $0.0001 par value, of FTD Companies, Inc., a Delaware corporation (the “Issuer”) outstanding as of November 3, 2017, as reported by the Issuer in Amendment No. 1 to its Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2017, filed with the Securities and Exchange Commission on February 26, 2018.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Statement of

Liberty Interactive Corporation

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

FTD Companies, Inc.

This Report on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of FTD Companies, Inc., a Delaware corporation (the “Issuer” or “FTD”).  The Report on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Liberty Interactive Corporation, a Delaware corporation (the “Reporting Person” or “Liberty Interactive”), on January 9, 2015, as amended by Amendment No. 1 to the Report on Schedule 13D/A filed with the SEC by the Reporting Person on September 5, 2017 (together, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”, and together with the Schedule 13D, the “Statement”) constitutes Amendment No. 2 to the Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 2.         Identity and Background

The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Schedule 1 attached hereto is incorporated by reference and amends and restates Schedule 1 of the Schedule 13D in its entirety.  Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1.  Neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of its executive officers and directors named on Schedule 1 to this Amendment, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.         Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

As announced by FTD on March 8, 2018, Liberty Interactive is in discussions with FTD and FTD’s lenders regarding modifications to FTD’s credit agreement and other financing transactions in order to assist FTD to be able to comply with FTD’s financial covenants under its credit agreement.  These potential solutions involve a possible commitment from Liberty Interactive to provide up to $50 million of credit support on terms and conditions to be determined in connection with the execution of any definitive agreements. Discussions with FTD and FTD’s lenders are ongoing.

Except as set forth above, the Reporting Person does not have and, to the best of the Reporting Person’s knowledge, none of its directors or executive officers have, any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D with respect to FTD.

Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer; provided that any course of action taken by the Reporting Person will be subject to the contractual restrictions described in Item 6 of this Statement.

The information contained in Item 6 of this Amendment is incorporated herein by reference.

Item 5.         Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a)  The Reporting Person beneficially owns 10,203,010 shares of Common Stock, which shares constitute approximately 37.0% of the outstanding shares of Common Stock of the Issuer. The foregoing calculation is based on 27,546,854 shares of Common Stock outstanding as of November 3, 2017, as reported by the Issuer in Amendment No. 1 to its Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2017, filed with the SEC on February 26, 2018.

Richard N. Barton, a director of the Reporting Person, beneficially owns 40 shares of Common Stock of the Issuer, held by the Barton Descendants’ Trust 12/30/2004, over which Mr. Barton has investment power but not voting power.

(b)  The Reporting Person has the sole power to vote or direct the voting of 10,203,010 shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares.

Richard N. Barton, a director of the Reporting Person, beneficially owns 40 shares of Common Stock of the Issuer, held by the Barton Descendants’ Trust 12/30/2004, over which Mr. Barton has investment power but not voting power.

(c) Other than as described in this Amendment, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the executive officers and directors of the Reporting Person, effected any transactions in respect of the Common Stock within the last sixty days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

Assignment and Assumption Agreement

On March 8, 2018, Liberty Interactive notified FTD in writing (the “Notification”) that Liberty Interactive had determined not to contribute its shares of Common Stock to GCI Liberty, Inc. (formerly known as General Communication, Inc.), an Alaska corporation, as was originally contemplated upon execution of the Reorganization Agreement, and, as a result, Liberty Interactive’s shares of Common Stock will remain beneficially owned by Liberty Interactive following the completion of the transactions contemplated by the Reorganization Agreement (which occurred on March 9, 2018).  Upon delivery of the Notification, the Assignment and Assumption Agreement terminated pursuant to its terms.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2018	LIBERTY INTERACTIVE CORPORATION

	By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Senior Vice President, Deputy General Counsel and Assistant Secretary

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY INTERACTIVE CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Interactive Corporation (“Liberty Interactive”) are set forth below. The business address for each person listed below is c/o Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  To the knowledge of Liberty Interactive, all executive officers and directors listed are United States citizens, except for Fiona Dias, who is a citizen of both the United States and Kenya, and M. Ian G. Gilchrist, who is a citizen of both the United States and Canada.

Name	Principal Occupation and Principal Business (if applicable)
Michael A. George	President and Chief Executive Officer of Liberty Interactive; Director of Liberty Interactive; President and Chief Executive Officer, QVC, Inc.
Gregory B. Maffei	Chairman of the Board and Director of Liberty Interactive
Richard N. Barton	Director of Liberty Interactive
Fiona Dias	Director of Liberty Interactive
M. Ian G. Gilchrist	Director of Liberty Interactive
Evan D. Malone	Director of Liberty Interactive
John C. Malone	Director of Liberty Interactive
David E. Rapley	Director of Liberty Interactive
M. LaVoy Robison	Director of Liberty Interactive
Larry E. Romrell	Director of Liberty Interactive
Mark Vadon	Director of Liberty Interactive
Andrea L. Wong	Director of Liberty Interactive
Richard N. Baer	Chief Legal Officer of Liberty Interactive
Mark D. Carleton	Chief Financial Officer of Liberty Interactive
Albert E. Rosenthaler	Chief Corporate Development Officer of Liberty Interactive